UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Mesa Air Group, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

590479

(CUSIP Number)

Richard J. Poulton, Vice President, Chief Financial Officer and Treasurer

AAR CORP., 1100 North Wood Dale Road.

Wood Dale, Illinois 60191

(630-227-2000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages

CUSIP No. 590479

1.	Name of Reporting Persons AAR CORP.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 11,059,600

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 11,059,600

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,059,600

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 6.3%

14.	Type of Reporting Person CO

CUSIP No. 590479

This Amendment No. 2 amends and supplements the Schedule 13D originally filed by AAR CORP. on November 13, 2009 relating to common stock, no par value per share, of Mesa Air Group, Inc.  Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)           AAR owns, as of January 12, 2010, 11,059,600 shares of Mesa’s common stock, no par value, which represents 6.3% of the total outstanding shares of common stock, based upon 175,217,249 shares outstanding as of November 4, 2009 as reported by Mesa in its press release dated November 4, 2009.  Ronald R. Fogleman, a director of the Company, owns 200 shares of Mesa’s common stock, no par value, which represents less than one-tenth of one percent of the total outstanding shares as reported by Mesa in its press release dated November 4, 2009.

(b)           AAR has sole voting power and sole dispositive power with respect to the 11,059,600 shares.  Ronald R. Fogleman shares voting and dispositive power with respect to the 200 shares with his wife.

(c)           AAR effected the sale transactions relating to the common stock in the open market between January 7, 2010 (the date that certain Amendment No. 1 to the 13D was filed) and January 12, 2010 as more fully described in Schedule A attached hereto.

(d)           Not applicable.

(e)           Not applicable.

CUSIP No. 590479

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 15, 2010

AAR CORP.

By:	/s/ Richard J. Poulton
Richard J. Poulton
Vice President, Chief Financial Officer and Treasurer

Schedule A

Sales of Mesa Shares - update 3,940,400 sold as at 1/12/10

Sale Date	Amount	Price
12/10/2009	7,500	0.1272
	50,000	0.1271
	4,000	0.1270
	27,000	0.1260
	5,000	0.1254
	6,500	0.1251
Total	100,000	0.1266

12/15/2009	169,900	0.1190
	70,500	0.1170
Total	240,400	0.1184

12/17/2009	16,400	0.1100
	2,000	0.1090
	6,000	0.1085
	29,800	0.1084
	27,315	0.1080
	100	0.1076
	71,200	0.1075
	10,800	0.1073
	11,940	0.1072
	16,800	0.1071
	56,131	0.1070
	100	0.1066
	24,400	0.1065
	10,400	0.1060
	4,000	0.1058
	3,000	0.1057
	47,500	0.1055
	529	0.1054
	16,400	0.1052
	1,300	0.1051
	43,885	0.1050
Total	400,000	0.1069

12/18/2009	4,400	0.1117
	17,600	0.1113
	12,600	0.1112
	600	0.1111
	9,800	0.1110
	1,800	0.1109
	4,400	0.1108
	30,714	0.1107
	8,100	0.1105
	26,834	0.1102
	61,000	0.1101
	98,602	0.1100
	13	0.1097
	4,300	0.1094
	7,700	0.1092
	1,637	0.1086
	4,400	0.1083
	5,500	0.1081
Total	300,000	0.1102

12/28/2009	100,232	0.1160
	11,000	0.1155
	12,100	0.1154
	19,100	0.1153

	14,800	0.1152
	3,800	0.1151
	38,968	0.1150
Total	200,000	0.1156

12/29/2009	53,400	0.1230
	2,700	0.1226
	5,000	0.1221
	2,000	0.1219
	9,900	0.1213
	6,000	0.1212
	2,900	0.1211
	5,000	0.1202
	19,400	0.1201
	372,042	0.1200
	58	0.1187
	11,100	0.1176
	10,500	0.1175
Total	500,000	0.1203

12/30/2009	9,300	0.1239
	9,100	0.1237
	10,200	0.1235
	4,000	0.1225
	25,100	0.1222
	46,800	0.1220
	2,400	0.1218
	25,300	0.1217
	1,100	0.1214
	1,000	0.1213
	5,000	0.1211
	75,600	0.1210
	32,600	0.1207
	4,000	0.1206
	20,000	0.1205
	2,900	0.1203
	25,600	0.1202
Total	300,000	0.1215

1/4/2010	5,400	0.1181
	18,700	0.1180
	50,600	0.1179
	30,000	0.1178
	500	0.1177
	2,200	0.1175
	33,573	0.1174
	609	0.1173
	5,000	0.1172
	9,800	0.1171
	71,900	0.1170
	14,100	0.1167
	50,000	0.1165
	10,000	0.1156
	5,000	0.1155
	5,800	0.1154
	16,500	0.1153
	21,100	0.1152
	249,218	0.1150
Total	600,000	0.1161

1/8/2010	12,500	0.0427
	26,200	0.0425
	49,000	0.0424
	12,300	0.0423
	10,000	0.0422

	22,000	0.0421
	127,500	0.0420
	10,000	0.0418
	10,000	0.0417
	100	0.0416
	20,400	0.0415
Total	300,000	0.0421

1/11/2010	27,500	0.0433
	96,800	0.0430
	6,500	0.0429
	700	0.0427
	31,800	0.0425
	65,850	0.0424
	36,300	0.0423
	47,300	0.0422
	41,700	0.0421
	14,300	0.0420
	31,250	0.0400
Total	400,000	0.0424

1/12/2010	34,600	0.0443
	10,900	0.0442
	6,400	0.0441
	17,300	0.0438
	17,300	0.0437
	17,300	0.0433
	10,600	0.0425
	24,000	0.0424
	34,600	0.0423
	51,900	0.0422
	86,500	0.0421
	59,185	0.0420
	12,100	0.0419
	15	0.0418
	22,300	0.0416
	102,500	0.0415
	25,000	0.0413
	54,600	0.0412
	12,900	0.0411
Total	600,000	0.0422